Exhibit 99.3

BANGALORE

BusinessLine

FRIDAY, APRIL 18, 2014 8

Wipro Limited

CONSOLIDATED AUDITED FINANCIAL RESULT FOR THE QUARTER AND YEAR ENDED MARCH 31, 2014

( in millions, except share and per share data, unless otherwise stated)

Quarter ended Year ended

Particulars March 31, 2014 December 31,2013 March 31, 2013* March 31,2014 March 31, 2013*

1 Income from operations

117,036 113,274 96,131 437,349 376,851

b) Other operating income - - - - -

Total income from operations (net) 117,036 113,274 96,131 437,349 376,851

2 Expenses

a) Cost of materials consumed 1,273 627 1,085 2,054 3,341

b) Purchase of stock-in-trade 7,347 7,002 6361 27,670 27,235

c) (Increase) /Decrease in inventories of finished stock, work-in-progress and stock in process 523 (131) 128 54 (183)

d) Employee compensation 52,722 52,788 46,123 206,368 179,627

e) Depreciation and amortisation expense 2,880 3,109 2,429 11,106 9,913

f) Sub contracting/technical fees/third party application 11,600 11,174 9,573 43,321 36,186

g) Other expenditure 14,881 15,287 13,303 57,222 50,360

Total expense 91,226 89,856 79,002 348,195 306,879

3 Profit from operations before other income, finance costs and exceptional items (1-2) 25,810 23,418 17,129 89,354 69,972

4 Other Income 3,959 3,812 3,077 14,342 11,317

5 Profit from ordinary activities before finance costs and exceptional items (3+4) 29,769 27,230 20,206 103,896 81,289

6 Finance Cost 842 898 395 2,891 2,693

7 Profit from ordinary activities after finance costs but before exceptional items (5-6) 28,927 26,332 19,811 101,005 78,396

8 Exceptional items - - - - -

9 Profit from ordinary activities before tax (7+8) 28,927 26,332 19,811 101,005 78,396

10 Tax expense 6,536 6,060 3,973 22,600 16,912

11 Net profit from ordinary activities after tax (9-10) [Continuing Operations] 22,391 20,272 15,838 78,405 61,684

12 Profit after tax from discontinued operations - - 1,335 - 5,012

13 Net profit for the period (11+12) 22,391 20,272 17,373 78,405 66,696

14 Share in earnings of associates - - - - -

15 Minority interest (126) (125) (86) (438) (337)

16 Net profit after taxes, minority interest and share of profit of associates (13+14+15) 22,265 20,147 17,287 77,967 66,359

17 Paid up equity share capital (Face value 2 per share) 4,932 4,931 4,926 4,932 4,926

18 Reserves excluding revaluation reserves as per balance sheet of previous accounting year 278,886

19 EARNINGS PER SHARE (EPS)

Basic (in ) 9.07 8.20 7.04 31,76 27.05

Diluted (in ) 9.04 8.18 7.02 31.66 26.98

From continuing operations

Basic (in ) 9.07 8.20 6.42 31.76 25.01

Diluted (in ) 9.04 8.18 6.40 31.66 24.95

20 Public shareholding(1)

Number of shares 606,514,878 605,731,374 492,294,312 606,314,378 492,294,812

Percentage of holding (as a % of total public shareholding) 25.08% 25.05% 19.99% 25.08% 19.99%

21 Promoters and promoter group shareholding

a) Pledged / Encumbered

Number of shares Nil Nil Nil Nil Nil

- Percentage of shares (as a % of the total shareholding of promoter and promoter group) Nil Nil Nil Nil Nil

- Percentage of shares (as a % of the total share capital of the company) Nil Nil Nil Nil Nil

b) Non-encumbered

- Number of shares (2) 1,812,022,464 1,812,022,464 1,927,880,883 1,812,022,464 1,927,880,883

- Percentage of shares (as a % of the total shareholding of promoter and promoter group) 100% 100% 100% 100% 100%

- Percentage of shares (as a % of the total share capital of the company, excluding ADS Shareholding) 74.92% 74.95% 78.28% 74.92% 78.28%

* Refer Note 8.

(1) Public shareholding as defined under clause 40A of the listing agreement (excludes shares beneficially held by promoters and holders of American Depository Receipt)

(2) Includes 440,557,453 (December 31,2013; 440,557,453; March 31,2013:501,557,453) equity shares on which Promoter does not have beneficiary interest

Status of redressal of complaints received for the period January 1, 2014 to March 31,2014

SI. No. Nature of the complaint Nature Unresolved as at 01-01-2014 Complaints received during the quarter Complaints disposed during the quarter Unresolved as at 31-03-2014

1 Non-Receipt of Securities Complaint - 6 6 -

2 Non Receipt of Annual Reports Complaint - 11 11 -

3 Correction / Duplicate / Revalidation of dividend warrants / Demerger Fractional Payout Warrants Request-132 132

4 SEBI / Stock Exchange Complaints Complaint - 9 9 -

5 Non Receipt of Dividend warrants Complaint - 90 90 -

TOTAL - 248 248 -

Note: There are certain pending cases relating to disputes over title to shares in which the company has been made a party. However these cases are not material in nature.

1. The condensed consolidated interim financial results of the Company for the quarter ended March 31,2014 have been approved by the directors of the Company at its meeting held on April 17,2014. The statutory auditors have expressed an unqualified audit opinion.

2. The above interim financial results have been prepared from the condensed consolidated interim financial statements, which are prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

3. The total revenue from continuing operations represent the aggregate revenue and includes foreign exchange gains / (losses), net and is net of excise duty amounting to 9, 43, and 9 for the quarter ended March 31, 2014, December 31, 2013 and March 31, 2013, respectively, 79 and 31 for the year ended March 31,2014 and March 31,2013, respectively.

4. Derivatives

The Company is exposed to foreign currency fluctuations on foreign currency assets / liabilities, forecasted cash flows denominated in foreign currency and net investments in foreign operations. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets / liabilities, foreign currency forecasted cash flows and net investments in foreign operations. The counter party in these derivative instruments is a bank and the Company considers the risks of non-performance by the counterparty as non-material.

The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding: (In millions)

As at March 31,2014 As at March 31, 2013

Designated derivative instruments Sell $ 516 $ 777 £ 51 £ 61 € 78 € 108 AUD 9 AUD 9

Interest rate swaps $150 $ 30

Net investment hedges in foreign operations

Cross-currency swaps ¥ - ¥ 24,511

Others $ 220 $ 357 € 25 € 40

Non designated derivative instruments

Sell $ 1,061 $ 1,241 £ 112 £ 73 € 63 € 47 AUD 99 AUD 60 ¥ 490 ¥ -

SGD 8 SGD -

ZAR 223 ZAR -

CAD 10 CAD -

Buy $ 585 $ 767

¥ - ¥ 1,525

Cross currency swaps ¥ - ¥ 7,000

5. The list of subsidiaries is included in the condensed consolidated financial statements of Wipro Limited and subsidiaries for the quarter and year ended March 31,2014, are available on our company website www.wipro.com

6. Segment Information

The Company is organised by business, which primarily includes IT Services (comprising of IT Services and BPO Services) and IT Products and Others. Consequent to the demerger of Consumer Care and Lighting, Infrastructure Engineering and other non-IT businesses (collectively, “the Diversified Business”), the Company has re-organised the IT Services business with the object of making industry practice its focal point for performance evaluation and internal financial reporting and decision making. Consequently, the format for reporting IT services business has been changed to industry segments (Industry practice). Industry segments primarily consist of Banking, Financial Services and Insurance (BFSI), Healthcare and Life Sciences (HLS), Retail, Consumer, Transport and Government (RCTG), Energy, Natural Resources and Utilities (ENU), Manufacturing and Hi-tech (MFG) and Global Media and Telecom (GMT).

The IT Services reportable segment information for the comparative period by industry class of customers is not restated to reflect the above change since the meaningful segregation of the data is impracticable and cost to develop it is excessive. However, as required under IFRS 8, the Company has presented segment information for the current period on both the old basis and new basis of segmentation. The Chairman of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by IFRS 8, “Operating Segments”. The Chairman of the Company evaluates the segments based on their revenue growth and operating income.

Information on reportable segment on the new basis of segmentation for the quarter ended March 31,2014, December 31,2013 and year ended March 31,2014 is as follows:

Particulars Quarter ended Year ended

March 31, 2014 December 31, 2013 March 31, 2014

Revenue

IT Services

BFSI 28,468 27,305 106,035

HLS 11,275 10,914 41,130

RCTG 15,412 15,116 58,893

ENU 17,173 16,625 63,923

MFG 19,095 19,199 74,423

GMT 14,770 14,115 55,105

Total of IT Services 106,193 103,274 399,509

IT Products 11,090 10,155 38,785

Reconciling Items (238) (112) (666)

Total 117,045 113,317 437,628

Segment Result

IT Services

BFSI 7,005 6,377 24,153

HLS 2,482 1,847 7,637

RCTG 4,048 3,164 13,012

ENU 4,887 4,683 17,418

MFG 4,909 4,565 17,348

GMT 3,332 2,845 11,569

Unallocated (609) 309 (804)

Total of IT Services 26,054 23,790 90,333

IT Products 143 (116)* 310*

Reconciling Items (387) (256) (1,289)

Total 25,810 23,418* 89,354*

Finance Expense (842) (898) (2,891)

Finance and Other Income 3,959 3,812 14,542

Profit before tax 28,927 26,332 101,005

Income tax expense (6,536) (6,060) (22,600)

Profit for the period 22,391 20,272* 78,405*

* Refer note below for cessation of manufacturing of ‘Wipro branded desktops, laptops and servers’. Information on reportable segments on the old basis of segmentation is given below:

Particulars Quarter ended Year ended

March 31, 2014 December 31, 2013 March 31, 2013 March 31, 2014# March 31, 2013

1. Segment Revenue

- IT Services 106,193 103,274 85,538 399,309 338,431

- IT Products 11,090 10,155 10,746 38,785 39,238

Total IT Services and Products 117,283 113,429 96,284 438,294 377,669

Consumer Care and Lighting (Discontinued operation) - - 10,440 - 40,594

Others (Discontinued operation) - - 3,393 - 14,785

Reconciling items (238) (112) 147 (666) 560

Net Revenues from Operations 117,045 113,317 110,264 437,628 433,608

2. Segment Operating Income

- IT Services 26,054 23,790 17,268 90,333 69,933

- IT Products 143 (116)* 268 310* 990

Total IT Services and Products 26,197 23,674 17,336 90,643 70,923

Consumer Care and Lighting (Discontinued operation) - - 1,337 - 5,012

Others (Discontinued operation) - - (23) - 290

Reconciling items (387) (256) (472) (1,289) (1,079)

Total Segment Operating Income 25,810 23,418* 18,378 89,354* 75,146

Finance expense (842) (898) (402) (2,891) (2,822)

Finance and other income 3,959 3,812 3,677 14,342 12,828

Share of profts of equity accounted investees - - 97 - (107)

Profit before tax 28,927 26,332 21,750 101,005 85,045

Income tax expense (6,536) (6,060) (4376) (22,600) (18,349)

Profit for the period 22,391 20,272* 17,374 78,405* 66,696

3. Average Capital Employed

IT Services and Products 192,829 172,873 160,535 185,617 157,006

Consumer Care and Lighting (Discontinued operation) - - 24,686 - 23,434

Others (Discontinued operation) - - 11,306 - 11,419

Reconciling items 194,594 198,398 207,887 187,022 188,134

Total Capital Employed 387,423 371,271 404,414 372,639 379,993

4. Return on Capital Employed

IT Services and Products 54% 55% 44% 49% 45%

Consumer Care and Lighting (Discontinued operation) - - 22% - 21%

Others (Discontinued operation) - - -1% - 3%

Total 27% 25% 18% 24% 20%

* Refer note below for cessation of manufacturing of ‘Wipro branded desktops, laptops and servers’.

# Opening capital employed is represented net off adjustment of capital employed relating to diversified business.

Note: The operating income of IT Products segment and the Company for the quarter ended March 31, 2014) December 31, 2013, and year ended March 31,2014 includes non-recurring expense of Nil and 209 and 209 respectively, incurred due to cessation of manufacturing of ‘Wipro branded desktops, laptops and servers’. Operating income of the IT Products segment and the Company excluding the above non-recurring expense is 93 and 23,627 for the quarter ended December 31,2013 and 519 and 89,563 for the year ended March 31, 2014, respectively, and profit after tax of the Company excluding the above non-recurring expense is 20,435 for the quarter ended December 31,2013 and 78,567 for the year ended March 31,2014, respectively.

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BANGALORE

9 BusinessLine

FRIDAY, APRIL 18, 2014

Reconciliation of the reportable segment revenue and profit before tax for quarter ended March 31, 2013 and for year ended March 31, 2013:

Particulars Quarter ended Year ended

March 31, 2013 March 31, 2013

Revenues:

Revenue as per segment reporting 110,264 433,608

Less: Excise duty (9) (31)

Less: Revenues for discontinued operations (Note 8) (14,160) (56,706)

Inter-group transactions and others 36 (20)

Revenues for continuing operations 96,131 376,851

Profit before tax:

Profit before tax as per segment reporting 21,750 85,045

Less: Profit before tax for discontinued operations (Note 8) (1,939) (6,449)

Profit before tax for continuing operations 19,811 78,596

The Company has four geographic segments: India, the United States, Europe and Rest of the world. Revenues from the geographic segments based on domicile of the customer for continuing operations are as follows:

Quarter ended Year ended

March 31, 2014 December 31, 2013 March 31, 2013 March 31, 2014 March 31, 2013

India 12,644 7 11,592 13,341 46,235 48,472

United States 53,504 51,751 43,171 200,343 172,461

Europe 32,603 31,543 25,414 120,868 99,639

Rest of the world 18,294 18,431 14,214 70,182 56,310

117,045 113,317 96,140 437,628 376,882

Management believes that it is currently not practicable to provide disclosure of geographical location wise assets, since the meaningful segregation of the available information is onerous.

No client individually accounted for more than 10% of the revenues during the quarter ended March 31, 2014, December 31, 2013 and March 31, 2013, year ended March 31, 2014 and March 31, 2013.

a) The company has the following reportable segments:

i) IT Services industry segments primarily consisting of Banking, Financial Services and Insurance (BFSI), Healthcare and Life Sciences (HLS), Retail, Consumer, Transport and Government (RCTG), Energy, Natural Resources and Utilities (ENU), Manufacturing (MFG) and Global Media and Telecom (GMT). Key service offering includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process outsourcing services.

ii) IT Products: The IT Products segment sells a range of Wipro personal desktop computers, Wipro servers and Wipro notebooks. The Company is also a value added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. During the current year, the Company has ceased the manufacturing of ‘Wipro branded desktops, laptops and servers’. Revenue relating to the above items is reported as revenue from the sale of IT Products.

iii) ‘Reconciling items’ includes elimination of inter segment transactions and other corporate activities which do not qualify as operating segments under IFRS 8.

iv) Hitherto the Demerger of the Diversified Business (refer note 8) during the year ended March 31, 2013, the “Consumer Care and Lighting” and “Others” have been discontinued effective March 31, 2013.

b) Revenues for continuing operations include excise duty of to 9, 43, and 9 for the quarter ended March 31, 2014, December 31, 2013 and March 31, 2013, respectively, 79 and 31 for the year ended March 31, 2014 and March 31, 2013.For the purpose of segment reporting, the segment revenues are net of excise duty. Excise duty is reported in reconciling items.

c) For the purpose of segment reporting, the Company has included the impact of foreign exchange gains / (losses), net in revenues (which are reported as a part of operating profit in the statement of income).

d) For evaluating performance of the individual business segments, stock compensation expense is allocated on the basis of straight line amortization. The incremental impact of accelerated amortization of stock compensation expense over stock compensation expense allocated to the individual business segments is reported in reconciling items.

e) For evaluating the performance of the individual business segments, amortization of intangibles acquired through business combinations are reported in reconciling items.

f) For evaluating the performance of the individual business segments, loss on disposal of subsidiaries are reported in reconciling items.

g) The Company generally offers multi-year payment terms in certain total outsourcing contracts. These payment terms primarily relate to IT hardware, software and certain transformation services in outsourcing contracts. Corporate treasury provides internal financing to the business units offering multi-year payments terms. Accordingly, such receivables are reflected in capital employed in reconciling items. As of March 31, 2014 December 31, 2013 and March 31, 2013 capital employed in reconciling items includes 15,013, 13,796 and 14,123, respectively, of such receivables on extended collection terms. The finance income on deferred consideration earned under these contracts is included in the revenue of the respective segment and is eliminated under reconciling items.

h) Operating income of segments is after recognition of stock compensation expense arising from the grant of options for continuing operations is as follows:

Segments Quarter ended Year ended

March 31, 2014 December 31, 2013 March 31, 2013 March 31, 2014 March 31, 2013

IT Services 130 147 254 478 762

IT Products 5 4 15 19 45

Reconciling items 6 6 (61) 16 (294)

Total 141 157 208 513 513

7. The Company has granted Nil, 30,000 and 10,000 options under RSU Options Plan during the quarter ended March 31, 2014, December 31, 2013 and March 31, 2013 and 30,000 and 4,925,150 options under RSU Plan during the year ended March 31, 2014 and 2013, respectively.

8. Demerger of diversified business and discontinued operations

During the financial year 2012-13, the Company had initiated and completed the demerger of its consumer care and lighting, infrastructure engineering and other non-IT business segment (collectively, “the Diversified Business”). The scheme was effective March 31, 2013 after the sanction of the Honorable High Court and filing of the certified copy of the scheme with the Registrar of Companies.

Following the Effective Date, the Diversified Business is classified and presented in the consolidated financial statements as discontinued operation in accordance with IFRS 5 - Non-Current Assets Held for Sale and Discontinued Operations. The Demerger is considered as business under common control and hence is outside the scope of application of IFRS 3 and IFRIC 17. Accordingly, assets and liabilities of the Diversified Business as on the Effective Date are at their carrying values.

The results of the Diversified Business are as follows:

Quarter ended Year ended

Particulars March 31, 2014 December 31, 2013 March 31, 2013 March 31, 2014 March 31, 2013

Revenues - - 14,160 - 56,706

Expenses (net) - - (12,910) - (51,530)

Finance and other

Income/(expense), net - - 592 - 1,380

Share of profits/losses) of equity accounted investee - - 97 - (107)

Profit before tax - - 1,939 - 6,449

Income tax expense - - (404) - (1,437)

Profit for the period from discontinued operations - - 1,535 - 5,012

Profit from discontinued operations attributable to:

Equity holders of the company - - 1531 - 4,997

Non-controlling interest - - 4 - 15

- - 1,535 - 5,012

Earnings per equity share:

Basic - - 0.62 - 2.04

Diluted - - 0.62 - 2.03

Weighted average number of equity shares used in computing earnings per equity share:

Basic - - 2,455,037,295 - 2,453,218,759

Diluted - - 2,460,940,973 - 2,459,184,321

Cash flows from / (used in) discontinued operations

Particulars Year ended

March 31, 2014 March 31, 2013

Net cash flows from operating activities - 5,709

Net cash flows used in investing activities - (9,825)

Net cash flows from /(used in) financing activities - (4,611)

Effect on net cash flows for the period - 495

9. Business Combination

On January 14, 2014, the Company obtained control of Opus Capital Markets Consultants ULC (‘Opus’) by acquiring 100% of its share capital. Opus is a leading US-based provider of mortgage due diligence and risk management services. The acquisition will strengthen Wipro’s mortgage solutions and complement its existing offering in mortgage origination, servicing and secondary market. The acquisition was executed through a share purchase agreement for a consideration of US$ 75 million including a deferred earn-out component of US$ 21 million, which is dependent on achievement of revenues and earnings over the period of 3 years. The fair value of the contingent consideration, recognized on the acquisition date is determined by discounting the estimated amount payable to the previous owners on achievement of certain financial targets.

10. Stand-alone information (Audited)

Quarter ended Year ended

March 31, 2014 December 31, 2013# March 31, 2013 March 31, 2014 March 31, 2013

Income from Operations (Net) 104,018 101,019 85,663 391,333 335,173

Profit before tax 29,642 26,771 17,908 96,082 72,051

Profit after tax 23,531 20,632 14,824 73,874 56,502

#Recasted to give effect to the scheme of amalgamation of Wipro Energy IT Services Limited and Wipro Technology Services Limited, (wholly owned subsidiaries) with Wipro Limited as approved by the Honorable High Court of Karnataka, with April 1, 2013 being the appointed date.

11. On April 17, 2014, the Board of Directors of the Company declared a final dividend of 5 ($0.08) per equity share and ADR.

12. Statement of Assets and Liabilities

Particulars As at March 31, 2014 As at March 31, 2013

I. EQUITY AND LIABILITIES

1. Shareholder’s funds

Share capital 4,932 4,926

Reserves and surplus 338,367 278,886

343,449 283,812

2. Minority Interest 1,387 1,171

3. Non- current liabilities

Long-term borrowings 10,909 854

Deferred tax liabilities 1,796 846

Other long term liabilities 4,803 3,508

Long-term provisions 3,454 4,799

20,962 10,007

4. Current liabilities

Short term borrowings 40,683 62,962

Trade payables and accrued expense 52,256 48,067

Other current liabilities 29,665 22,311

Short term provisions 13,852 11,400

136,456 144,740

TOTAL EQUITY AND LIABILTIES 502,304 439,730

II ASSETS

1. Non-current assets

Fixed assets

Tangible assets 51,449 50,525

Intangible assets 1,936 1,714

Goodwill 63,422 54,756

Non-current investments 2,676 -

Deferred tax assets 3,362 4,235

Long-term loans and advances 10,192 10,308

Other non-current assets 14,381 10,789

147,618 132,327

2. Current assets

Current investments 60,557 69,171

Inventories 2,293 3,263

Trade receivables 85,392 76,635

Cash and bank balances 114,201 84,838

Short-term loans and advances 9,774 7,408

Other current assets 82,469 66,088

354,686 307,403

TOTAL ASSETS 502,304 439,730

R K SWAMY BBDO 2284

Place: Bangalore Date: April 17, 2014

By order of the board, for Wipro Ltd. Azim H Premji Chairman

WIPRO

Applying Thought

WIPRO LIMITED

Regd. Office: Doddakannelli, Sarjapur Road, Bangalore - 560 035. www.wipro.com

CIN: L32102KA1945PLC020800

Registered Office : Wipro Limited, Doddakanneli, Sarjapur Road, Bangalore - 560035, India.

Website: www.wipro.com; Email id - info@wipro.com ; Tel: +91-80-2844 0011; Fax: +91-80-2844 0054

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